                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

        [X]       ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1998

                                       OR

        [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                For the transition period from _______ to _______

                        Commission File Number: 001-13537

                                   ----------

                  INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN
                            (Full title of the plan)


                         INTERNATIONAL HOME FOODS, INC.
               (Exact name of issuer as specified in its charter)


      1633 LITTLETON ROAD, PARSIPPANY, N.J.                     07054
     (Address of principal executive offices)                 (Zip code)


                  DELAWARE                                     13-3377322
     (State or other jurisdiction of                        (I.R.S. Employer
      incorporation or organization)                       Identification No.)

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                                         PAGE(S)
                                                                                         -------
Report of Independent Accountants                                                           2

Financial Statements:
   Statement of Net Assets Available for Plan Benefits with
      Fund Information, at December 31, 1998                                                3

   Statement of Net Assets Available for Plan Benefits with
      Fund Information, at December 31, 1997                                                4

   Statement of Changes in Net Assets Available for Plan Benefits with
      Fund Information, for the year ended December 31, 1998                                5

Notes to Financial Statements                                                              6-11

Supplemental Schedules:
 * Line 27a - Schedule of Assets Held for Investment Purposes,
      At December 31, 1998                                                                  12

 * Line 27d - Schedule of Reportable Transactions, for the year
      Ended December 31, 1998                                                               13

Signature                                                                                   14


* Refers to Line item in Form 5500 (Annual Return/Report of Employee Benefit Plans) filed with the Department of Labor for the Plan year ended December 31, 1998

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrators of International Home Foods 401(k) Savings Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of International Home Foods 401(k) Savings Plan (the "Plan") at December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the year ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at December 31, 1998 and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP


New York, New York
June 23, 1999

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

At December 31, 1998


                                                                               PARTICIPANT DIRECTED
                                                -------------------------------------------------------------------------------
                                                   SCHWAB          COLUMBIA                                      DAVIS NEW YORK
                                                 RETIREMENT      FIXED-INCOME      DODGE & COX      SAFECO        VENTURE FUND
                                                 MONEY FUND     SECURITIES FUND   BALANCED FUND   EQUITY FUND        CLASS A
                                                -------------   ---------------   -------------   -----------    --------------
ASSETS

Investments, at fair value:
  Shares of registered investment companies:
    Schwab Retirement Money Fund                $  10,883,230
    Columbia Fixed-Income Securities Fund                        $   1,453,916
    Dodge & Cox Balanced Fund                                                     $  12,364,522
    Safeco Equity Fund                                                                            $  8,777,691
    Davis New York Venture Fund Class A                                                                          $    9,129,811
    Baron Asset Fund
    GAM International Fund
  IHF Stock Fund
  International Home Foods Loan Pool
                                                -------------    -------------    -------------   ------------   --------------
      Total investments                            10,883,230        1,453,916       12,364,522      8,777,691        9,129,811
                                                -------------    -------------    -------------   ------------   --------------
Receivables:
  Participant contributions
  Employer contributions
                                                -------------    -------------    -------------   ------------   --------------
      Total receivables                                   --               --               --             --              --
                                                -------------    -------------    -------------   ------------   --------------

      Net assets available for plan benefits    $  10,883,230    $   1,453,916    $  12,364,522   $  8,777,691   $    9,129,811
                                                =============    =============    =============   ============   ==============

                                                        PARTICIPANT DIRECTED
                                             ----------------------------------------
                                                                GAM           IHF         INTERNATIONAL
                                             BARON ASSET    INTERNATIONAL    STOCK         HOME FOODS
                                                 FUND           FUND         FUND           LOAN POOL      OTHER         TOTAL
                                             ------------   ------------   ----------     -------------    ------     ------------

ASSETS

Investments, at fair value:
  Shares of registered investment companies:
    Schwab Retirement Money Fund                                                                                      $ 10,883,230
    Columbia Fixed-Income Securities Fund                                                                                1,453,916
    Dodge & Cox Balanced Fund                                                                                           12,364,522
    Safeco Equity Fund                                                                                                   8,777,691
    Davis New York Venture Fund Class A                                                                                  9,129,811
    Baron Asset Fund                         $  2,772,079                                                                2,772,079
    GAM International Fund                                   $ 1,036,525                                                 1,036,525
  IHF Stock Fund                                                            $  471,395                                     471,395
  International Home Foods Loan Pool                                                      $  1,362,193                   1,362,193
                                             ------------    -----------    ----------    ------------    --------    ------------
Total investments                               2,772,079      1,036,525       471,395       1,362,193       --         48,251,362
                                             ------------    -----------    ----------    ------------    --------    ------------
Receivables:
  Participant contributions                                                                                109,246         109,246
  Employer contributions                                                                                    33,197          33,197
                                             ------------    -----------    ----------    ------------    --------    ------------
      Total receivables                            --             --            --             --          142,443         142,443
                                             ------------    -----------    ----------    ------------    --------    ------------
      Net assets available for plan benefits $  2,772,079    $ 1,036,525    $  471,395    $  1,362,193    $142,443    $ 48,393,805
                                             ============    ===========    ==========    ============    ========    ============

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

At December 31, 1997


                                                                               PARTICIPANT DIRECTED
                                                   -----------------------------------------------------------------------------
                                                     SCHWAB         COLUMBIA                                    DAVIS NEW YORK
                                                   RETIREMENT     FIXED-INCOME      DODGE & COX      SAFECO      VENTURE FUND
                                                   MONEY FUND    SECURITIES FUND   BALANCED FUND   EQUITY FUND     CLASS A
                                                   -----------   ---------------   -------------   -----------  --------------
ASSETS

Investments, at fair value:
  Shares of registered investment companies:
    Schwab Retirement Money Fund                   $10,597,647
    Columbia Fixed-Income Securities Fund                          $   926,157
    Dodge & Cox Balanced Fund                                                       $13,676,138
    Safeco Equity Fund                                                                            $ 4,932,991
    Davis New York Venture Fund Class A                                                                            $ 7,018,184
    Heartland Value Fund
    Templeton Foreign Fund
  International Home Foods Loan Plan
                                                   -----------     -----------      -----------   -----------      -----------
      Total investments                             10,597,647         926,157       13,676,138     4,932,991        7,018,184
                                                   -----------     -----------      -----------   -----------      -----------
Receivables:
  Participant contributions
  Employer contributions
                                                   -----------     -----------      -----------   -----------      -----------
      Total receivables                                   --              --               --            --               --
                                                   -----------     -----------      -----------   -----------      -----------
      Net assets available for plan benefits       $10,597,647     $   926,157      $13,676,138   $ 4,932,991      $ 7,018,184
                                                   ===========     ===========      ===========   ===========      ===========


                                                      PARTICIPANT DIRECTED
                                                   --------------------------
                                                                               INTERNATIONAL
                                                   HEARTLAND      TEMPLETON      HOME FOODS
                                                   VALUE FUND    FOREIGN FUND    LOAN POOL      OTHER        TOTAL
                                                   -----------   ------------  -------------  ---------   ------------
ASSETS

Investments, at fair value:
  Shares of registered investment companies:
    Schwab Retirement Money Fund                                                                          $ 10,597,647
    Columbia Fixed-Income Securities Fund                                                                      926,157
    Dodge & Cox Balanced Fund                                                                               13,676,138
    Safeco Equity Fund                                                                                       4,932,991
    Davis New York Venture Fund Class A                                                                      7,018,184
    Heartland Value Fund                           $ 1,861,025                                               1,861,025
    Templeton Foreign Fund                                       $   981,523                                   981,523
  International Home Foods Loan Plan                                           $ 1,274,597                   1,274,597
                                                   -----------   -----------   -----------    ---------   ------------
      Total investments                              1,861,025       981,523     1,274,597         --       41,268,262
                                                   -----------   -----------   -----------    ---------   ------------
Receivables:
  Participant contributions                                                                      82,801         82,801
  Employer contributions                                                                         46,428         46,428
                                                   -----------   -----------   -----------    ---------   ------------
      Total receivables                                   --            --            --        129,229        129,229
                                                   -----------   -----------   -----------    ---------   ------------
      Net assets available for plan benefits       $ 1,861,025   $   981,523   $ 1,274,597    $ 129,229   $ 41,397,491
                                                   ===========   ===========   ===========    =========   ============

The accompanying notes are an integral part of these financial statements.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

For the year ended December 31, 1998


                                                                        PARTICIPANT DIRECTED
                                            ----------------------------------------------------------------------------
                                               SCHWAB          COLUMBIA                                   DAVIS NEW YORK
                                             RETIREMENT      FIXED-INCOME    DODGE & COX      SAFECO       VENTURE FUND
                                             MONEY FUND    SECURITIES FUND  BALANCED FUND   EQUITY FUND      CLASS A
                                            ------------   ---------------  -------------   ------------  --------------
Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
    fair value in investments               $       --      $     (4,374)   $   (261,315)   $  1,002,401   $    862,965
    Dividends                                    437,359          72,290       1,084,645         405,580        205,295
    Interest on loans allocated to
    borrowers' accounts                           21,294           2,680          29,989          16,083         16,962
                                            ------------    ------------    ------------    ------------   ------------
                                                 458,653          70,596         853,319       1,424,064      1,085,222
                                            ------------    ------------    ------------    ------------   ------------
  Contributions:
    Participant                                  522,413         155,433         936,608         955,125      1,045,962
    Employer                                     168,892          30,001         224,266         219,571        263,673
                                            ------------    ------------    ------------    ------------   ------------
                                                 691,305         185,434       1,160,874       1,174,696      1,309,635
                                            ------------    ------------    ------------    ------------   ------------
  Rollovers                                        7,474          27,473          91,316         395,680        227,646
  Transfers from other plans                   2,187,453         232,890         998,386       1,195,605        641,748
  Loan Repayments                                103,262          13,882         114,835          96,339         92,481
                                            ------------    ------------    ------------    ------------   ------------
          Total additions                      3,448,147         530,275       3,218,730       4,286,384      3,356,732
                                            ------------    ------------    ------------    ------------   ------------
Deductions:

  Benefits paid to participants                2,266,090         273,623       2,677,312       1,076,520      1,756,097
  Forfeitures                                    (56,663)          2,110          15,747           8,428         13,814
  Loans issued                                   247,767          31,073         181,191         102,762        122,923
  Loan defaults                                     --              --              --              --             --
  Administrative expenses                         21,829           2,966          29,545          15,591         16,780
                                            ------------    ------------    ------------    ------------   ------------
          Total deductions                     2,479,023         309,772       2,903,795       1,203,301      1,909,614
                                            ------------    ------------    ------------    ------------   ------------
Net increase prior to interfund transfers        969,124         220,503         314,935       3,083,083      1,447,118
  Interfund transfers                           (683,541)        307,256      (1,626,551)        761,617        664,509
                                            ------------    ------------    ------------    ------------   ------------
          Net increase                           285,583         527,759      (1,311,616)      3,844,700      2,111,627

Net assets available for plan benefits:
  Beginning of period                         10,597,647         926,157      13,676,138       4,932,991      7,018,184
                                            ------------    ------------    ------------    ------------   ------------
  End of year                               $ 10,883,230    $  1,453,916    $ 12,364,522    $  8,777,691   $  9,129,811
                                            ============    ============    ============    ============   ============

                                                      PARTICIPANT DIRECTED
                                           --------------------------------------------
                                                              GAM             IHF       INTERNATIONAL
                                           BARON ASSET   INTERNATIONAL        STOCK       HOME FOODS
                                               FUND           FUND            FUND        LOAN POOL        OTHER           TOTAL
                                           ------------  -------------    ------------- -------------   ------------   ------------

Additions to net assets attributed to:
  Investment income:
    Net appreciation (depreciation) in
    fair value in investments              $     98,164   $    (23,498)   $     19,828   $       --     $       --     $  1,694,171
    Dividends                                     2,965         17,024            --             --             --        2,225,158
    Interest on loans allocated to
    borrowers' accounts                          12,490          3,862           1,685           --             --          105,045
                                           ------------   ------------    ------------   ------------   ------------   ------------
                                                113,619         (2,612)         21,513           --             --        4,024,374
                                           ------------   ------------    ------------   ------------   ------------   ------------
  Contributions:
    Participant                                 616,339        210,273          26,625           --           26,445      4,495,223
    Employer                                    148,790         55,768           7,281           --          (13,231)     1,105,011
                                           ------------   ------------    ------------   ------------   ------------   ------------
                                                765,129        266,041          33,906           --           13,214      5,600,234
                                           ------------   ------------    ------------   ------------   ------------   ------------
  Rollovers                                     173,613         24,813          12,853           --             --          960,868
  Transfers from other plans                    102,778         77,532            --          127,146           --        5,563,538
  Loan Repayments                                49,705         15,193           4,288       (489,985)          --             --
                                           ------------   ------------    ------------   ------------   ------------   ------------
      Total additions                         1,204,844        380,967          72,560       (362,839)        13,214     16,149,014
                                           ------------   ------------    ------------   ------------   ------------   ------------
Deductions:

  Benefits paid to participants                 389,551        325,553            --             --             --        8,764,746
  Forfeitures                                    12,017          4,547            --             --             --             --
  Loans issued                                   43,587          5,473           9,474       (744,250)          --             --
  Loan defaults                                    --             --              --          293,815           --          293,815
  Administrative expenses                         4,808          2,471             149           --             --           94,139
                                           ------------   ------------    ------------   ------------   ------------   ------------
      Total deductions                          449,963        338,044           9,623       (450,435)          --        9,152,700
                                           ------------   ------------    ------------   ------------   ------------   ------------
Net increase prior to interfund transfers       754,881         42,923          62,937         87,596         13,214      6,996,314
  Interfund transfers                           156,173         12,079         408,458           --             --             --
                                           ------------   ------------    ------------   ------------   ------------   ------------
      Net increase                              911,054         55,002         471,395         87,596         13,214      6,996,314

Net assets available for plan benefits:
  Beginning of period                         1,861,025        981,523            --        1,274,597        129,229     41,397,491
                                           ------------   ------------    ------------   ------------   ------------   ------------
  End of year                              $  2,772,079   $  1,036,525    $    471,395   $  1,362,193   $    142,443   $ 48,393,805
                                           ============   ============    ============   ============   ============   ============

The accompanying notes are in integral part of these financial statements.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

1.       PLAN DESCRIPTION:

         The following description of the International Home Foods 401(k) Savings Plan (the "Plan") provides only general information. A complete description of the Plan, including eligibility requirements and vesting provisions, is contained in the plan document, a copy of which can be obtained from the Plan Administrator.

         GENERAL

         Effective November 1, 1996, American Home Products Corporation sold a majority interest in its subsidiary, International Home Foods, Inc. ("IHF" or "the Company") and its subsidiaries. Concurrent with this transaction, IHF became a separate entity and established the Plan. The Plan is a defined contribution plan designed to provide eligible employees with tax-advantaged, long-term savings for retirement and is subject to the provisions of the Employee Retirement Security Act of 1974 ("ERISA").

         Effective October 1, 1997, IHF acquired Creative Products, Inc. All of the assets from the Creative Products 401(k) Savings Plan were transferred into the Plan on December 15, 1998. Related activity prior to the date of transfer is not included in the accompanying financial statements. These transfers totaled $1,565,069 and are also included in "Transfers from other plans" on the 1998 Statement of Changes in Net Assets.

         Effective January 1, 1998 and July 1, 1998, respectively, hourly workers from the Milton, Pennsylvania and Fort Worth, Texas plants, respectively, were added to the plan as participants. These participants are not entitled to the Company contributions.

         Effective September 8, 1998, IHF acquired the Libby's brand of retail and international canned meat products ("Libby's") and their participating employees were immediately added to the Plan. All of the assets of those employees, which were part of Nestle's retirement plans, were transferred into the Plan on December 18, 1998. Related activity prior to the date of transfer is not included in the accompanying financial statements. These transfers totaled $3,998,469 and are also included in "Transfers from other plans" on the 1998 Statement of Changes in Net Assets.

         IHF completed other acquisitions during 1998, however, no additional employees, other than those mentioned above, were added to the Plan in 1998.

         VESTING

         Participants are fully vested in their own contributions and rollover accounts. Participants are 25 percent vested in employer contributions after two years of service, and the percentage increases 25 percent annually thereafter, so that employees vest in employer contributions 100 percent after five years.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

         PARTICIPANT ACCOUNTS

         Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings and is charged with an allocation of administrative expenses, exclusive of recordkeeping expenses. Allocations of administrative expenses are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPANT LOANS

         A participant may borrow a minimum of $1,000; the maximum is the lesser of 50% of the vested account balance or $50,000. The participant may have three outstanding loans at any time.

         Interest is charged on outstanding loan balances at the prime rate (as quoted in the Wall Street Journal on the first day of each month) plus 1 percent. Interest rates on loans in 1998 ranged from 7.0% to 10.0%. The loans are funded from the existing vested 401(k) account balances on a pro rata basis from each of the existing accounts and investment funds. The loans are generally repaid through mandatory payroll deductions. The loan repayment period may not exceed five years unless the loan is for the purchase of a primary residence, in which case, the participant will have up to 15 years to repay. If the participant fails to repay a loan within 90 days of termination, the outstanding loan balance(s) is treated as a default and becomes taxable to the participant.

         CONTRIBUTIONS

         Effective January 1, 1998, participants may contribute up to 22 percent of annual compensation, as defined in the Plan, subject to limitations imposed by the Internal Revenue Service. Company contributions to eligible participant accounts equal 50 percent of the first 6 percent of eligible compensation that an eligible participant contributes to the Plan.

         INVESTMENT OPTIONS

         Upon achieving the eligibility requirements as set forth in the plan document, a participant may direct contributions in any of the following eight investment options:

         SCHWAB RETIREMENT MONEY FUND --Seeks to provide a consistent rate of return while preserving capital and minimizing risk.

         COLUMBIA FIXED-INCOME SECURITIES FUND --Seeks total return consistent with prudent investment management.

         DODGE & COX BALANCED FUND --Seeks income, conservation of principal, and long-term growth of principal and income.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

         SAFECO EQUITY FUND --Seeks capital appreciation by investing primarily in equity securities of companies with earnings that are expected to grow at an above-average rate.

         DAVIS NEW YORK VENTURE FUND CLASS A --Seeks maximum capital growth.

         BARON ASSET FUND --Seeks rapid capital growth by primarily investing in small to medium-sized companies that are expected to demonstrate growth in earnings and revenue.

         GAM INTERNATIONAL FUND --Invests primarily in stocks and debt securities of companies and governments outside the United States.

         IHF STOCK FUND --Invests in common stock of International Home Foods, Inc.

         Effective May 27, 1998, the Company replaced the Heartland Value Fund and the Templeton Foreign Fund ("the Old Funds") with the Baron Asset Fund and the GAM International Fund (the "Replacement Funds"), respectively. These Replacement Funds have the same investment strategy as the Old Funds. The activity of the Replacement Funds has been aggregated with the Old Funds they replaced.

         FORFEITURES

         Forfeitures from a participant's company matching account are used to reduce company matching contributions in the plan year in which forfeitures are determined to occur. Forfeitures in 1998 totaled $56,663.

         PAYMENT OF BENEFITS

         Upon terminating employment with IHF, the participant will receive 100% of his or her employee, prior employer and rollover account balances. The participant will also receive employer contributions subject to the vesting requirements noted in the "Vesting" section of this note.

         The normal form of benefit is a lump sum payment. The participant may voluntarily defer payment of 401(k) benefits beyond retirement, but may not defer payment past the age of 70-1/2.

         PLAN AMENDMENTS

         Effective July 1, 1998, Article 12 of the Plan (provisions relating to employer stock) was amended. The amendment allows for participant investment in IHF stock. Other provisions of the amendment relate to voting rights, fiduciary duties, and trustee notification. Effective September 8, 1998 and October 1, 1998, respectively, the Company amended the Plan to include employees from Libby's and Creative Products, Inc., respectively (see Note 1-General).

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

         The financial statements of the Plan are prepared in accordance with generally accepted accounting principles. The significant accounting policies followed by the Plan are as follows:

         METHOD OF ACCOUNTING

         The accompanying financial statements are prepared on the accrual basis of accounting.

         VALUATION OF INVESTMENTS AND INCOME RECOGNITION

         Investments are valued at fair value on the trade date as reported by the respective fund managers. Dividends are recorded on the ex-dividend date. Investments in the common stock of IHF are valued at readily available common quoted market prices as of the valuation date.

         The Plan presents in the statements of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

         ADMINISTRATIVE EXPENSES

         Record-keeping and certain administrative expenses related to the plan are borne by IHF. Effective in the second quarter of 1999, these expenses will be shared by the plan participants. Investment and transaction fees are incurred directly by the Plan.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES

         The plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and statement of changes in net assets available for benefits.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

3.       PLAN INVESTMENTS

         Investments held by the Plan at December 31, 1998 and 1997 are summarized in the following table:

                                                                                    FAIR VALUE
                                                                           -----------------------------
                                                                               1998             1997
                                                                           -----------       -----------
           Schwab Retirement Money Fund                                    $10,883,230 *     $10,597,647 *
           Columbia Fixed-Income Securities Fund                             1,453,916           926,157
           Dodge & Cox Balanced Fund                                        12,364,522 *      13,676,138 *
           Safeco Equity Fund                                                8,777,691 *       4,932,991 *
           Davis New York Venture Fund Class A                               9,129,811 *       7,018,184 *
           Baron Asset Fund                                                  2,772,079 *        -
           GAM International Fund                                            1,036,525          -
           IHF Stock Fund                                                      471,395          -
           International Home Foods Loan Pool                                1,362,193         1,274,597
           Heartland Value Fund                                               -                1,861,025
           Templeton Foreign Fund                                             -                  981,523
                                                                           -----------       -----------
                                                                           $48,251,362       $41,268,262
                                                                           ===========       ===========

           * Investment represents more than 5% of net assets available for benefits.

4.       TAX STATUS:

         The U.S. Treasury Department, in a letter dated September 10, 1998, advised the Plan's management that the amended Plan in 1998 constitutes a qualified plan under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, exempt from federal income taxes under
         Section 501(a). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the IRC, and is, therefore, exempt from federal income taxes at the financial statement date.

5.       PLAN TERMINATION:

         Although it has not expressed any intent to do so, IHF has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

6.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (Annual Return/Report of Employee Benefit Plans):

                                                                                    AT
                                                                             DECEMBER 31, 1998
                                                                             -----------------
         Net assets available for plan benefits
            Per the financial statements                                        $ 48,393,805

         Deduct: benefits payable at December 31, 1998                               (12,029)
                                                                                ------------
         Net assets available for benefits per the Form 5500                    $ 48,381,776
                                                                                ============

                                                                                    AT
                                                                             DECEMBER 31, 1997
                                                                             -----------------
         Net assets available for plan benefits
            Per the financial statements                                        $ 41,397,491

         Deduct: benefits payable at December 31, 1997                              (144,151)
                                                                                ------------
         Net assets available for benefits per the Form 5500                    $ 41,253,340
                                                                                ============

         The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                             FOR THE YEAR ENDED
                                                                             DECEMBER 31, 1998
                                                                             -----------------
         Benefits paid to participants per the
            financial statements                                                $  8,764,746

         Add: benefits payable at December 31, 1998                                   12,029
         Deduct: benefits payable at December 31, 1997                              (144,151)
                                                                                ------------
         Benefits paid to participants per the Form 5500                        $  8,632,624
                                                                                ============

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

As of the year ended December 31, 1998


 IDENTITY OF ISSUE AND DESCRIPTION OF INVESTMENT           COST           FAIR VALUE
-------------------------------------------------       -----------       -----------
Schwab Retirement Money Fund                            $10,883,230       $10,883,230
Columbia Fixed-Income Securities Fund                     1,456,464         1,453,916
Dodge & Cox Balanced Fund                                12,975,397        12,364,522
Safeco Equity Fund                                        7,734,179         8,777,691
Davis New York Venture Fund Class A                       8,141,686         9,129,811
Baron Asset Fund                                          2,608,156         2,772,079
GAM International Fund                                    1,117,153         1,036,525
IHF Stock Fund                                              450,902           471,395
International Home Foods Loan Pool, 7.0% to 10.0%                 0         1,362,193
                                                        -----------       -----------
     Total investments                                  $45,367,167       $48,251,362
                                                        ===========       ===========

INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN

LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

For the year ended December 31, 1998

                        DESCRIPTION          PURCHASE       SELLING                                     CURRENT        NET GAIN
NAME OF PARTY            OF ASSET             PRICE          PRICE       EXPENSES(1)       COST          VALUE         OR (LOSS)
-------------    -----------------------    ----------      --------     -----------    ----------     ----------      ---------
Baron            Asset Fund                 $3,537,613                                  $3,537,613     $3,537,613
                 151 transactions

Baron            Asset Fund                                 $759,315                       867,452        759,315      $(108,137)
                 121 transactions

Heartland        Value Fund                    837,149                                     837,149        837,149
                 121 transactions

Heartland        Value Fund                                2,816,154                     2,901,719      2,816,154        (85,565)
                 47 transactions

Davis            NY Venture Fund Class A     4,240,109                                   4,240,109      4,240,109
                 316 transactions

Davis            NY Venture Fund Class A                   2,781,714                     2,674,456      2,781,714        107,258
                 252 transactions

Dodge & Cox      Balanced Fund               4,327,658                                   4,327,658      4,327,658
                 305 transactions

Dodge & Cox      Balanced Fund                             5,149,010                     5,216,131      5,149,010        (67,121)
                 313 transactions

Safeco           Equity Fund                 4,767,485                                   4,767,485      4,767,485
                 317 transactions

Safeco           Equity Fund                               1,823,539                     1,636,285      1,823,539        187,254
                 230 transactions

Schwab           Retirement Money Fund       5,288,816                                   5,288,816      5,288,816
                 314 transactions

Schwab           Retirement Money Fund                     4,955,882                     4,955,882      4,955,882
                 252 transactions

(1) No expenses are incurred with individual transactions

                                    SIGNATURE


                                    FORM 11-K



                  INTERNATIONAL HOME FOODS 401(k) SAVINGS PLAN


      Pursuant to the requirements of the Securities and Exchange Act of 1934, the Treasurer has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.




                                             /s/ Lynne Misericordia
                                             -----------------------------------
                                             Lynne Misericordia
                                             Treasurer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                            DESCRIPTION
-------                                           -----------
  23                                              Consent of Independent Accountants